BlackRock Core Alternatives Portfolio LLC
100 Bellevue Parkway
Wilmington, Delaware 19809
(888) 825-2257

December 7, 2010

VIA EDGAR

Securities and Exchange Commission
100 F Street NE
Washington D.C. 20549

Re:	BLACKROCK CORE ALTERNATIVES PORTFOLIO LLC
Request to Withdraw Registration Statement on Form N-2
(Registration No. 333-155701) originally filed November 26, 2008

Ladies and Gentlemen:

We hereby request withdrawal of the Registration Statement on Form N-2, including all amendments and exhibits thereto (the "Registration Statement"), of BlackRock Core Alternatives Portfolio LLC (the "Fund") pursuant to Rule 477 under the Securities Act of 1933, as amended.  The Registration Statement was originally filed on November 26, 2008 and amended on December 10, 2009 and March 4, 2010 and has never been declared effective.  The Board of Directors of the Fund has determined not to commence operations of the Fund, and therefore to abandon the registration of the Fund.  The Fund never commenced a public offering of its shares and it has no shareholders.

The Fund intends to deregister under the Investment Company Act of 1940, as amended, by filing for an order declaring that the Fund has ceased to be an investment company on Form N-8F as soon as practicable.

Please provide the Fund with a facsimile copy of the order consenting to the withdrawal of the Registration Statement as soon as it is available.  The facsimile number of the Fund is 646-521-4926, Attn: Janey Ahn.  Pursuant to paragraph (b) of Rule 477 of the Act, we understand that this request for withdrawal will be deemed granted as of the date of the filing of this letter unless we are otherwise notified within 15 calendar days of the filing of this letter.

Any questions or comments regarding this filing should be directed to our counsel, Michael Hoffman of Skadden, Arps, Slate, Meagher & Flom LLP, at (212) 735-3406.

Sincerely,

BLACKROCK CORE ALTERNATIVES PORTFOLIO LLC

By:	/s/ Janey Ahn
Janey Ahn
Assistant Secretary